[Letterhead of Franklin Resources, Inc.]



March 31, 2005

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:        Franklin Resources, Inc.
           Form 10-K for the year ended September 30, 2004
           File No. 0-09318


Dear Mr. Vaughn,

We have received your letter dated March 18, 2005. Please see our responses below.

Note 13: Commitments and Contingencies
--------------------------------------

1.    Comment:

      Please revise to address the following regarding your accounting under FIN 46-R for the entities in which you are a significant variable interest holder, including Lightning Finance Company Limited (LFL):

      o In particular, you state on page 83 that the sole business purpose of LFL is to finance your deferred commission assets. Supplementally provide us with your analysis of the guidance of FIN 46-R that resulted in your determination not to consolidate LFL. Your response should specifically address how you considered the criteria in paragraph 5 and 14 of FIN 46-R.

      o It appears that Mr. Francis Ennis and Mr. David Shubotham are directors in Franklin Floating Rate Fund PLC as well as in LFL. Tell us whether any other officers, directors, or employees of you or your affiliates are also officers or directors of LFL or are investors in LFL. Tell us how you considered the guidance of paragraphs 16 and 17 of FIN 46-R regarding related parties and de facto agents in your application of the guidance of FIN 46-R to LFL.

      o Please revise your footnote disclosure to more clearly disclose your determination of whether you needed to consolidate the entities in which you are a significant variable interest holder. For such entities where you determined that consolidation was not required under FIN 46-R, briefly disclose why not.

      o     We may have further comment based on your response.

      Response:

      Lightning Finance Limited

      The following summarizes relevant facts and circumstances relating to Lightning Finance Limited ("LFL") in determining whether LFL should be considered a variable interest entity under the Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") and under Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (revised December 2003) ("FIN 46-R").

      Our analysis was performed as of June 30, 2003, the date at which a subsidiary of a multinational financial institution (the "A Shares Holder") had substantially entered into an agreement to purchase the majority ownership in LFL from a third-party not affiliated with Franklin Resources, Inc. and its subsidiaries ("FRI"). We considered this transaction to be the initial triggering event under FIN 46, as discussed in paragraph 38 of FIN 46-R. As a result of the agreement, the A Shares Holder acquired a 51% equity interest in LFL through holdings in ordinary A shares issued by LFL. Neither the A Shares Holder nor its affiliates are affiliated with FRI. Templeton Global Holdings, Ltd. ("TGHL"), a wholly owned indirect subsidiary of Franklin Resources, Inc., owns the remaining 49% equity interest in LFL through its investment in ordinary B shares issued by LFL. No other parties owned an equity interest in LFL. The A Shares Holder and TGHL share in the net income (loss) of LFL in the same proportion as their respective equity interest. In addition, under a Senior Subordinated Debt Agreement (the "Subordinated Debt") TGHL previously agreed to advance up to $70 million to LFL. As of June 30, 2003, outstanding Subordinated Debt was $41 million.

      In accordance with paragraph 5a of FIN 46-R, we reviewed whether the total equity investment at risk in LFL was sufficient to permit the entity to finance its ongoing activities. Based on our review of recent borrowing history and availability of other sources of cash flow, such as through securitization transactions, we could not conclude that the total equity investment at risk in LFL was sufficient to permit the entity to finance its activities without additional financial support. As more fully described below, we performed further analysis.

      Our analysis also included consideration of whether the equity investment holders as a group lacked one or more of the three characteristics of a controlling financial interest under paragraph 5b of FIN 46-R. Under LFL's Articles of Association, A shares (held by the 51% equity interest holder) and B shares (held by the 49% equity interest holder) rank pari passu, meaning that holders of A and B shares have equal rights and privileges.

      In addition, holders of A and B shares may each appoint up to three directors. As of June 30, 2003 and through today, there are 4 directors on LFL's board, of which two are independent (one appointed by each equity holder). Of the remaining two directors, one is an officer of an affiliate of the A Shares Holder and one is an officer of FRI. All directors' votes have equal weight except when voting is not unanimous, in which case each director's vote is proportional to the equity interest of the equity holder who appointed them. As of June 30, 2003, Frank Ennis and David McGeough were the independent directors appointed by the equity holders.

      As you noted, Frank Ennis and David Shubotham, both current directors of LFL, serve as directors of the Franklin Floating Rate Fund, PLC. Neither holds an equity or other type of investment in LFL or in the Franklin Floating Rate Fund, PLC, nor are they associated with any other FRI affiliates, and thus they are independent directors of both entities. Except for the director appointed by FRI as discussed above, no other officer, director or employee of FRI or its affiliates was also an officer or director of LFL as of June 30, 2003 and through today. Based on the voting rights and board make-up, we concluded that, as a group, the holders of the equity investments had the ability to make decisions about the entity's activities in a manner proportionate to their voting rights, under paragraph 5b(1). In addition, LFL's Articles of Association do not include any clauses that would indicate that, as a group, the holders of the equity investment do not have the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity, as specified under paragraphs 5b(2) and 5b(3) of FIN 46-R, in proportion to their respective equity interest.

      Finally, we reviewed whether the voting rights of some investors were not proportional to their obligation to absorb the expected losses, their rights to receive the expected residual returns, or both, under paragraph 5c of FIN 46-R. In this respect, we concluded that the Subordinated Debt raised the question as to whether or not the equity investors have rights that are proportional to their obligation to absorb the expected losses of the entity. We concluded that LFL was a variable interest entity subject to consolidation by the primary beneficiary under FIN 46-R because of facts and circumstances that met the conditions in paragraphs 5a and 5c. We then proceeded to determine if FRI was the primary beneficiary and thus required to consolidate LFL.

      To determine whether FRI would be considered the primary interest holder under paragraph 14 of FIN 46-R, we performed a test to calculate FRI's expected loss using data as of June 30, 2003, including the existence of $41 million in outstanding Subordinated Debt. The test included assumptions derived from historical information used by an affiliate of the A Shares Holder to calculate the fair value of LFL deferred commission assets. In performing the test, we considered whether any related parties had a variable interest under paragraphs 16 and 17 of FIN 46-R. As noted above, no officers, directors, or employees of FRI or its affiliates owned an equity interest in LFL, therefore we determined that no additional variable interests should be considered in performing FRI's expected loss test in addition to the equity and sub debt interest held by TGHL.

      The results of the test indicated that FRI's interest in the expected losses of LFL were marginally above 49% (49.000002%), reflecting the low probability of default on the Subordinated Debt. Consequently, we determined that FRI was not the primary beneficiary of LFL. Separately, the parent of the A Shares Holder consolidated LFL in its consolidated accounts for the fiscal year ended December 31, 2003. There have not been any further triggering events since the purchase of the majority of LFL's equity interest by the A Shares Holder under paragraphs 7 and 15 of FIN 46-R that would have led us to re-perform the expected loss test, and we continue to disclose our maximum exposure to loss as required for significant variable interests by paragraph 24 of FIN 46-R.

      Separately, we wish to let you know that LFL's board recently agreed that the Subordinated Debt currently held by TGHL will be purchased from TGHL by an affiliate of the A Shares Holder. In addition, LFL's board has agreed to dissolve LFL's existing syndicated bank loan facility and an affiliate of the A Shares Holder will instead fund future liquidity needs.

      Sponsored Investment Products

      In Note 13 to our consolidated financial statements included in Form 10-K as of September 30, 2004, we disclosed our maximum exposure to loss in our sponsored investment products, as well as LFL as discussed above, as required for significant variable interests under paragraph 24 of FIN 46-R. We determined that a significant variable interest to be generally in line with significant influence in accordance with paragraph 17 of Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", which defines a significant interest as an interest in voting stock of an investee of between 20% and 50%, as amended by Emerging Issue Task Force Topic No. D-46, "Accounting for Limited Partnership Investments" ("EITF D-46"), which defines a significant interest in a limited partnership as an investment of more than 3 to 5 percent. Investments in limited liability companies were also treated in accordance with EITF D-46.

      Our disclosure includes open and closed end investment products as well as partnership vehicles distributed in various global jurisdictions. On initial implementation of FIN 46-R, we performed a quantitative test on all of our sponsored investment products to determine FRI's variable interest percentage in each product. In general, two methodologies were used. For the vast majority of our products that did not have characteristics that would indicate that the equity interest of investors were not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, such as the existence of subordinated debt issued to an equity holder, we performed a simplified test based on estimated volatility of each product's performance. If the test results indicated that FRI's variable interest was between 20 and 50 percent (or between 5 and 50 percent for L.P.'s and L.L.C.'s), we disclosed these as significant variable interest holdings.

      In addition, there were a number of private equity investments vehicles that contained certain variable return clauses that led us to perform simulation testing on initial implementation of FIN 46-R. If the simulation results indicated that we held a variable interest between 20 and 50 percent (or between 5 and 50 percent for L.P.'s and L.L.C.'s), we disclosed these as significant variable interest holdings. We have continued to use our initial approach in subsequent filings, including our consolidated financial statements included in Form 10-K as of September 30, 2004.

      Revision to Note 13: Commitments and Contingencies

      In future filings, we intend to revise our commitments and contingencies note as follows:

           "We have reviewed our interest in LFL, a company incorporated in Ireland whose sole business purpose is to finance our deferred commission assets, for consolidation under FIN 46-R. Based on our analysis, we determined that we hold a significant interest in LFL but we are not the primary beneficiary of LFL because we do not hold a majority of the risks and rewards of ownership. As of September 30, 2004, LFL had approximately $475.7 million in total assets and our exposure to loss related to LFL was limited to the carrying value of our investment in LFL and loan, interest and fees receivable from LFL totaling approximately $53.2 million. We have also reviewed our sponsored investment products for consolidation under FIN 46-R. We have determined that, in relation to certain of these products, we hold a significant interest but are not the primary beneficiary, because we do not hold a majority of the risks and rewards of ownership. As of September 30, 2004, total assets in sponsored investment products in which we held a significant interest were approximately $1,553.5 million and our exposure to loss as a result of our interest in these products was $256.1 million. These amounts represent our maximum exposure to loss and do not reflect our estimate of the actual losses that could result from adverse changes."


Note 21: Fair Value of Financial Instruments
--------------------------------------------

2.    Comment:

      In future filings, please provide a tabular presentation of the fair value and carrying amount of the financial instruments you discuss in your disclosure. Refer to paragraph 10 of SFAS 107 as revised by SFAS 119. Provide drafts of your intended revisions.

      Response:

      As requested, we will include a tabular presentation of the fair value of financial instruments in accordance with paragraph 10 of Statements of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments" as revised by SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments", beginning with our 2005 Annual Report on Form 10-K. Although the carrying values, which approximate the fair values, of our financial instruments are disclosed in our Consolidated Balance Sheet and in various related notes, we intend to summarize this information for the reader within the fair value of financial instruments note as follows:

      "As of September 30, 2004, and 2003, estimated fair values of our financial instruments were as follows:

                                                                           2004                                   2003
      -----------------------------------------------------------------------------------------------------------------------------
      (in thousands)                                       CARRYING AMOUNT      FAIR VALUE         CARRYING AMOUNT      FAIR VALUE
      -----------------------------------------------------------------------------------------------------------------------------
      FINANCIAL ASSETS:
         Cash and cash equivalents                            $2,917,188        $2,917,188           $1,053,695         $1,053,695
         Investment securities, trading                          257,329           257,329               41,379             41,379
         Investment securities, available for sale               698,535           698,535            1,838,941          1,838,941
         Loans held for sale                                      82,481            82,481                3,006              3,006
         Loans receivable, net                                   334,676           334,676              467,666            467,666

      FINANCIAL LIABILITIES:
         Deposits                                               $555,746          $555,746             $633,983           $633,983
         Commercial paper and current maturities of
           long-term debt                                        170,000           170,000                  287                287
         Long-term debt                                        1,196,409         1,196,409            1,108,881          1,108,881
         Interest-rate swaps                                       1,416             1,416                2,621             2,621"

      -----------------------------------------------------------------------------------------------------------------------------



We note your instructions regarding addressing your comments in future filings. Our responses above include examples of intended revisions for future filings; however, actual future disclosures are subject to change based on the facts and circumstances at the time.

Please do not hesitate to contact me at 650-312-3149 if you have any additional questions.







Very truly yours,

/s/ James R. Baio

James R. Baio
Senior Vice President
Chief Financial Officer
Franklin Resources, Inc.